UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)*

                              Vitech America, Inc.
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                                (Name of Issuer)

                           Common Stock (no par value)
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                         (Title of Class of Securities)

                                    928489103
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                                 (CUSIP Number)

        Joel D. Mayersohn, Esq., Atlas, Pearlman, Trop, & Borkson, P.A.,
     200 East Las Olas Boulevard, Suite 1900, Fort Lauderdale, Florida 33301
                                 (954) 763-1200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 18, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                       SCHEDULE 13D
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CUSIP No. 928489103                                               Page 2 of 5 Pages
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1        | NAME OF REPORTING PERSON
         | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         |
         | GEORGES ST. LAURENT, JR.
         | ###-##-####
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2        | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a)|_|
         |                                                                                  (b)|X|
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3        | SEC USE ONLY
         |
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4        | SOURCE OF FUNDS*
         |
         | PERSONAL FUNDS
         |
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5        | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2|_|
         |
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6        | CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         | UNITED STATES OF AMERICA
         |
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     Number of      |    7       SOLE VOTING POWER            1,007,752 SHARES OF COMMON STOCK
       Shares       |------------------------------------------------------------------------------
    Beneficially    |    8       SHARED VOTING POWER
      Owned by      |------------------------------------------------------------------------------
        Each        |    9       SOLE DISPOSITIVE POWER       1,007,752 SHARES OF COMMON STOCK
     Reporting      |------------------------------------------------------------------------------
       Person       |   10       SHARED DISPOSITIVE POWER
        With        |
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11      |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        |
        |  1,007,752 SHARES OF COMMON STOCK
        |
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12      |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|
        |
        |
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13      |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        |
        |  9.23% (BASED ON COMMON STOCK OUTSTANDING AT SEPTEMBER 8, 1997)
        |
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14      |  TYPE OF REPORTING PERSON*
        |
        |  INDIVIDUAL
        |
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                          *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

CUSIP No. 928489103                                       Page 3 of 5 Pages


                                   ATTACHMENT
                                   ----------

ITEM 1.     SECURITY AND ISSUER

      This report relates to the Common Stock (no par value per share) of Vitech America, Inc. (the "Company") whose principal office is located at 8807 Northwest 23rd Street, Miami, Florida 33172.

ITEM 2.     IDENTITY AND BACKGROUND

      (a)   Name:  Georges St. Laurent, Jr.

      (b)   Business Address: 12655 Southwest Center Street, Suite 500
                              Beaverton, Oregon 97005

      (c)   Present Principal Occupation:  Chairman, Western Bank, Oregon

      (d)   Convictions:  None

      (e)   Suits and Proceedings:  None

      (f)   Citizenship:  U.S.A.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The acquisition of securities described previously was derived from the personal funds of Georges St. Laurent, Jr.

ITEM 4.     PURPOSE OF THE TRANSACTION

      Georges St. Laurent, Jr. acquired the aforementioned securities for investment purposes only and not with the purpose or intent of acquiring control of the Company.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      Georges St. Laurent, Jr. would be deemed to be the beneficial owner of 1,007,752 shares of Common Stock of the Company. Georges St. Laurent, Jr. has the sole power to vote and to dispose of the above securities. Georges St. Laurent, Jr. has purchased the Company's Common Stock as follows:

CUSIP No. 928489103                                       Page 4 of 5 Pages


            No. of Shares             Date Purchased
            -------------             --------------

                100,000                   11/1/96
                 10,000                   11/5/96
                593,309        From Note conversion on 11/13/96
                 10,000                  11/14/96
                 10,000                  12/30/96
                 10,000                  12/30/96
                 10,000                  12/31/96
                 10,000                  12/31/96
                 20,000                    4/2/97
                 20,000                    4/3/97
                  7,500                    4/4/97
                 12.500                    4/9/97
                 10,000                   4/22/97
                 41,000                   4/25/97
                 13,000                    5/2/97
                  5,000                   6/26/97
                  8,000                   6/30/97
                  7,000                    7/1/97
                 30,000                   7/10/97
                 10,600                   7/18/97

      In addition to the purchases above, Georges St. Laurent, Jr. is the holder of options to purchase (i) 45,843 shares of the Company's Common Stock at $12.00 per share; and (ii) options to purchase 24,000 shares of the Company's Common Stock at $18.00 per share. All options mentioned above are exercisable at any time.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Georges St. Laurent, Jr. is the father of Georges St. Laurent, III, the Company's Chief Executive Officer and is also the father of William St. Laurent, the President of the Company. Georges St. Laurent, Jr. is the holder of two notes payable from the Company in the amount of $5,000,000 each. The notes bear an annual interest rate of 20% and are due on October 7, 1997 and December 12, 1997. Georges C. St. Laurent Jr. is also the holder of a two year senior convertible note dated June 26, 1997 in the principal amount of $10,000,000. The note bears an annual interest rate of 10% and is convertible, with 90 days notice to the Company, into common stock of the Company at the rate of one share of common stock for each $15 of principal converted. Georges C. St. Laurent Jr. is also the holder of a two year senior convertible note dated August 19, 1997, in the principal amount of $5,000,000. The note bears an annual interest rate of

CUSIP No. 928489103                                           Page 5 of 5 Pages


10% and is convertible, with 90 days notice to the Company, into common stock of the Company at the rate of one share of common stock for each $16.10 of principal converted.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      1.    Option Letter Agreement dated April 10, 1997

      2.    Option Letter Agreement dated June 25, 1997








                                    SIGNATURE


After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: September 10, 1997                   /s/ Georges St. Laurent, Jr.
                                           -------------------------------------
                                           Georges St. Laurent, Jr.